Exhibit 4.3

Score Media and Gaming, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year ended August 31, 2020 and August 31, 2019

The following is Management's Discussion and Analysis ("MD&A") of the financial condition of Score Media and Gaming Inc. (“theScore” or the “Company”) and our financial performance for the year ended August 31, 2020. The MD&A should be read in conjunction with theScore’s consolidated Financial Statements for the years ended August 31, 2020 and 2019 and notes thereto. The financial information presented herein has been prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars unless otherwise stated. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. This MD&A reflects information as of October 28, 2020.

Certain statements in this MD&A constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of theScore, or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. Forward looking information typically contains statements with words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘plan’’, ‘‘estimate’’, “intend’’, ‘‘will’’, ‘‘may’’, ‘‘should”, “would”, “could” or similar words suggesting future outcomes. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A. These statements reflect theScore’s current views regarding future events and operating performance, are based on information currently available to theScore, and speak only as of the date of this MD&A. These forward-looking statements involve a number of risks, uncertainties and assumptions and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such performance or results will be achieved. Many factors could cause the actual results, performance, objectives or achievements of theScore to be materially different from any future results, performance, objectives or achievements that may be expressed or implied by such forward-looking statements.

The principal factors, assumptions and risks that theScore made or took into account in the preparation of these forward-looking statements include: risks associated with regulation of gaming industry, continued support of banks and payment processors, losses with respect to individual events or betting outcomes, competition in the online and mobile sports betting and media industry, digital sports media industry reliant on mobile advertising, recent expansion of sports betting operations, historical losses and negative operating cash flows, liquidity risk, COVID-19 (impact on business affairs, operations, financial conditions), cancellation, postponement or curtailing of sporting and other events, reductions in discretionary consumer spending, dependence on key suppliers, mobile device users may limit data tracking and targeting, new and evolving industry, limited long-term agreements with advertisers, substantial capital requirements, protection of intellectual property, infringement on intellectual property, brand development, corporate social responsibility, responsible gaming and ethical conduct, dependence on key personnel and employees, defects in products, real or perceived inaccuracies in key performance metrics, user data, reliance on collaborative partners, new business areas and geographic markets, operational and financial infrastructure, information technology defects, reliance on third-party owned communication networks, uncertain economic health of the wider economy (including as a result of the recent COVID-19 pandemic as discussed below), governmental regulation of the internet, currency fluctuations, changes in taxation, exposure to taxable presences, risk of litigation, internal controls, free and open source software utilization, risk relating to ownership of theScore shares, major shareholder with 100% of the special voting shares, market price and trading volume of Class A shares, debt obligations will have priority over Class A shares in the event of a liquidation, dissolution or winding up, dividend policy, future sales of Class A shares by existing shareholders, potential dilution.

The current COVID-19 pandemic crisis continues to evolve rapidly and could have a material adverse impact on the Company’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. Labour shortages due to illness, Company or government-imposed isolation programs, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of the Company’s operations.

The extent to which the COVID-19 pandemic may impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, severity of the coronavirus and actions taken by the Canadian and US authorities, the postponement, suspension, cancellation, rescheduling and resumption of sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Company operates, could continue to negatively impact stock markets, including the trading price of the Company’s Class A shares, could cause continued interest rate volatility and movements and could adversely impact the Company’s ability to raise capital.

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Any of these developments, and others, could have a material adverse effect on the Company’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in the Company’s financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable. The Company is constantly evaluating the situation and monitoring any impacts or potential impacts on its business.

Additional factors are discussed under the heading "Risk Factors" in theScore’s Annual Information Form as filed with securities regulatory authorities in Canada and available on SEDAR at www.sedar.com and elsewhere in documents that theScore files from time to time with securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. theScore does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

The Company

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly-personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado and Indiana. Publicly traded on the Toronto Stock Exchange (SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms. The Company is organized and operates as one operating segment for the purpose of making operating decisions and assessing performance. At August 31, 2020 theScore had 5,566 special voting shares, 399,319,613 Class A shares and 35,738,583 options outstanding.

Selected Annual Financial Data

The following is selected financial data of theScore for each of the years in the three year period ended August 31, 2020. theScore utilizes the non-IFRS measure of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to measure operating performance (see “EBITDA loss” below).

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	Year ended August 31,
	2020	2019	2018
Statements of comprehensive loss data
Revenue	$20,719	$31,121	$27,743
EBITDA loss	(30,463)	(6,494)	(2,382)
Net loss	(37,930)	(9,413)	(5,914)
Loss per share - basic and diluted	$(0.11)	$(0.03)	$(0.02)
Statements of financial position data
Total assets	$78,707	$38,680	$22,407
Dividends Paid	nil	nil	nil

Revenue

Revenues for the three months ended August 31, 2020 and 2019 were $2.5 million and $6.4 million, respectively. Revenues for the year ended August 31, 2020 and 2019 were $20.7 million and $31.1 million, respectively. This decline in revenue for the period reflects the direct impact of the disruption to the sports calendar caused by the COVID-19 pandemic.

Revenues from media activities for the three months ended August 31, 2020 and 2019 were $3.7 million and $6.4 million, respectively. Revenues from media activities for the year ended August 31, 2020 and 2019 were $22.2 million and $31.1 million, respectively.

The Company generated $14.8 million and $41.5 million of handle1 and $(0.5) million and $0.3 million (2019 – nil and nil) of gross gaming revenue2 for the three months and year ended August 31, 2020. After taking into account promotional costs and fair value adjustments of unsettled bets, the Company generated negative net gaming revenue3 of $1.2 million and $1.4 million (2019 – $2,000 and $2,000) for the three months and year ended August 31, 2020.

For the three months ended August 31, 2020 and 2019, revenue from Canadian sources were $1.9 million and $2.7 million, respectively, while revenue from non-Canadian sources (predominately the U.S.) for the same period was $0.6 million and $3.7 million, respectively. For the year ended August 31, 2020 and 2019, revenue from Canadian sources was $9.2 million and $13.1 million, respectively, while revenue from non-Canadian sources (predominantly the U.S) for the same period was $11.5 million and $18.0 million, respectively.

1 Handle is calculated as the total amount of money bet by customers in respect of bets that have settled in the applicable period. Handle does not include free bets or other promotional incentives, nor money bet by customers in respect of bets that are open at period end.

2 Gross gaming revenue is calculated as dollar amounts bet by customers, less the dollar amounts paid out to customers in respect of such bets which have settled in the applicable period.

3 Net gaming revenue is measured as gross gaming revenue, less free bets, promotional costs, bonuses and fair value adjustments on open bets.

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With major sports leagues beginning to return to play in the latter half of Q4 after the unprecedented disruption to the sports calendar caused by the COVID-19 pandemic, the Company achieved 3.5 million average monthly active users4 of theScore app on iOS and Android in August 2020, representing 96% of its average monthly active users achieved in the same period in the previous year.

August 2020 monthly user sessions of theScore sports app on iOS and Android was 434 million which was 55% higher than the same period in the previous year, sessions-per-user per-month for August 2020 was 124 which was 62% higher than the same period in the previous year.

Operating Expenses

(in thousands of Canadian dollars)

	Three months ended		Year ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Product development and content	1,260	2,448	8,149	9,160
Sales and marketing	1,609	2,679	13,036	10,331
Technology and operations	4,794	2,785	16,241	7,717
General and administration	3,073	2,644	13,756	10,407
Depreciation and amortization	1,370	725	5,397	3,117
	$12,106	$11,281	$56,579	$40,732

Total operating expenses for the three month period ended August 31, 2020 were $12.1 million compared to $11.3 million in the same period of the prior year, an increase of $0.8 million. Operating expenses for the year ended August 31, 2020 were $56.6 million compared to $40.7 million in the same period of the prior year, an increase of $15.9 million.

During the year ended August 31, 2020, the Company took significant measures to manage costs, including the reduction of discretionary expenses and availing itself of applicable government programs, including the Canadian Emergency Wage Subsidy (“CEWS”). For the year ended August 31, 2020, the Company recognized $4.4 million of applicable government subsidies. Additionally, in April 2020, every member of the Company’s senior management team agreed to forego 25% of their salary from May 1 to August 31, 2020 in exchange for an equivalent grant of restricted stock units in the Company, with a variation of this program also made available on an optional basis to all full-time staff.

Product Development and Content expenses for the three month period ended August 31, 2020 were $1.3 million compared to $2.4 million in the same period of the prior year, a decrease of $1.1 million. Product Development and Content expenses for the year August 31, 2020 were $8.1 million compared to $9.2 million in the same period of the prior year, a decrease of $1.1 million. The decrease was due to government funding received through the CEWS program.

4 User metrics refer to audience and engagement numbers for theScore app on iOS and Android.

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Sales and Marketing expenses for the three month period ended August 31, 2020 were $1.6 million compared to $2.7 million in the same period of the prior year, a decrease of $1.1 million. Sales and Marketing expenses for the year ended August 31, 2020 were $13.0 million compared to $10.3 million in the same period of the prior year, an increase of $2.7 million. The decrease for the three month period ended August 31, 2020, was due to reduced discretionary marketing spend along with government funding received through the CEWS program. The increase for year ended August 31, 2020 was due to increased discretionary marketing related to the launch of theScore Bet in the first and second quarters of the fiscal year.

Technology and Operations expenses for the three month period ended August 31, 2020 were $4.8 million compared to $2.8 million in the same period of the prior year, an increase of $2.0 million. Technology and Operations expenses for the year ended August 31, 2020 were $16.2 million compared to $7.7 million in the same period of the prior year, an increase of $8.5 million. The increase was a result of new operational expenses incurred in connection with the launch of the theScore Bet.

General and Administration expenses for the three month period ended August 31, 2020 were $3.1 million compared to $2.6 million in the same period of the prior year, an increase of $0.5 million. General and Administration expenses for the year ended August 31, 2020 were $13.8 million compared to $10.4 million in the same period of the prior year, an increase of $3.4 million. The increase was due to higher professional fees, personnel expenses and share based compensation expense related restricted stock units vested during the year, offset by lower facility expenses related to the adoption of IFRS 16.

Depreciation and amortization for the three month period ended August 31, 2020 was $1.4 million compared to $0.7 million in the same period of the prior year, an increase of $0.7 million. Depreciation and amortization for the year ended August 31, 2020 were $5.4 million compared to $3.1 million in the same period of the prior year, an increase of $2.3 million. The increase was due to the adoption of IFRS 16 and the recognition and depreciation of the right of use asset, as well as accelerated amortization of certain intangibles in the period.

Impact of Ontario Interactive Digital Media Tax Credits (“OIDMTC”)

As at August 31, 2020, tax credits recoverable of $1.6 million are included in current tax credits recoverable, in the consolidated statements of financial position (August 31, 2019 - $1.6 million non-current). Tax credits recoverable reflect management's best estimate of credits that are reasonably assured of realization considering both certificates of eligibility received from the Ontario Media Development Corporation (“OMDC”) for specific claims and the OMDC's historical acceptance of expenditures of a similar nature for refundable credit, and the classification is based on the expected completion of the assessment by the relevant authorities.

No tax credits were accrued during the three months ended August 31, 2020 and 2019.

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EBITDA and Net and Comprehensive losses

theScore utilizes earnings before interest, taxes, depreciation and amortization (“EBITDA”) to measure operating performance. theScore’s definition of EBITDA excludes depreciation and amortization, finance (income) expense and income taxes which in theScore's view do not adequately reflect its core operating results. EBITDA is used in the determination of short-term incentive compensation for all senior management personnel.

EBITDA is not a measure of performance under IFRS and should not be considered in isolation or as a substitute for net and comprehensive income or loss prepared in accordance with IFRS or as a measure of operating performance or profitability. EBITDA does not have a standardized meaning prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies.

The following table reconciles net and comprehensive loss to EBITDA:

(in thousands of Canadian dollars)

	Three Months Ended		Year Ended
	August 31, 2020	August 31, 2019	August 31, 2020	August 31, 2019
Net loss for the period	$(12,691)	$(4,845)	$(37,930)	$(9,413)
Adjustments:
Depreciation and amortization	1,370	725	5,397	3,117
Finance (income) expense, net	3,051	(29)	5,177	(198)
Deferred income tax (recovery)	-	-	(3,107)	-
EBITDA	$(8,270)	$(4,149)	$(30,463)	$(6,494)

EBITDA loss for the three month period ended August 31, 2020 was $8.3 million compared to an EBITDA loss of $4.1 million in the same period in the prior year, an increase of $4.2 million. EBITDA loss for the year ended August 31, 2020 was $30.5 million compared to EBITDA loss of $6.5 million in the same period in the prior year, an increase of $24.0 million, largely attributable to the revenue decline caused by the COVID-19 pandemic.

Net loss for the three month period ended August 31, 2020 was $12.7 million compared to a loss of $4.8 million in the same period in the prior year, an increase of $7.9 million. Net loss for the year ended August 31, 2020 was $37.9 million compared to a loss of $9.4 million in the same period in the prior year, an increase of $28.5 million.

Loss per share for the three month period ended August 31, 2020 was $(0.04) compared to loss per share of $(0.01) in the same period in the prior year. Loss per share for the year ended August 31, 2020 was $(0.11) compared to loss per share of $(0.03) in the same period in the prior year.

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Additions to Intangible Assets

During the year ended August 31, 2020, the Company capitalized internal and subcontractor product development costs of $4.0 million, respectively (August 31, 2019 - $3.8 million), as well as additional capitalized software costs. The significant development projects for the year ended August 31, 2020 consisted of new features in theScore’s betting app, including significant enhancements to live betting and sports data, and significant new enhancements to its core technology infrastructure.

The Company capitalized internal product development costs during the year ended August 31, 2020 and August 31, 2019 for both new development projects and projects that, in management’s judgement, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, management exercises significant judgement when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on the ability of the Company to attract users to its products and increase user engagement with its products. Costs, which do not meet these criteria, such as enhancements and routine maintenance, are expensed when incurred. Future economic benefits from these capitalized projects include net cash flows from future sports betting revenue and future advertising sales, which are dependent upon the ability of the Company to attract users to its products and increase user engagement with its products, and may also include anticipated cost savings, depending upon the nature of the development project.

Consolidated Quarterly Results

The following selected consolidated quarterly financial data of the Company relates to the preceding eight quarters, inclusive of the quarter ended August 31, 2020.

				Income (loss) per
			Net income	share – basic and
	Revenue	EBITDA	(loss)	diluted
Quarterly Results	($000’s)	($000’s)	($000’s)	($)
August 31, 2020	2,466	(8,270)	(12,691)	(0.04)
May 31, 2020	2,381	(8,736)	(10,677)	(0.03)
February 29, 2020	6,653	(8,625)	(10,454)	(0.03)
November 30, 2019	9,219	(4,832)	(4,110)	(0.01)
August 31, 2019	6,407	(4,149)	(4,845)	(0.01)
May 31, 2019	8,463	(1,120)	(1,727)	(0.01)
February 28, 2019	6,776	(2,189)	(3,004)	(0.01)
November 30, 2018	9,475	964	163	0.00

Use of the Company’s applications has historically reflected the general trends for sports schedules of the major North American sports leagues. As a result, the Company’s first fiscal quarter ending November 30 is typically the strongest from a revenue perspective.

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Quarterly revenue fluctuations are a combination of the seasonality trend of usage described above and the market for digital media advertising in Canada and the United States.

EBITDA income (loss) and net income (loss) fluctuations are due to revenue fluctuations (as above) as well as changes in discretionary marketing costs, infrastructure costs, personnel costs, and in recent quarters, costs related to the Company’s sports betting operations and infrastructure costs, and seasonal revenue fluctuations.

For the quarters ended May 31 and August 31, 2020, revenue and EBITDA are also affected by the unprecedented impact of COVID-19 on the sports calendar.

Liquidity Risk and Capital Resources

Cash and cash equivalents as of August 31, 2020 were $40.1 million compared to $4.0 million as of fiscal year ended August 31, 2019. The company also holds restricted cash related to customer deposits on the betting platform of $1.9 million compared to $0.7 million in the prior year.

Liquidity

Liquidity risk is the risk that theScore will not be able to meet its financial obligations as they fall due. As at August 31, 2020 theScore had cash and cash equivalents of $40.1 million (August 31, 2019 - $4.0 million), restricted cash related to customer deposits on the betting platform of $1.9 million (August 31, 2019 - $0.7 million), accounts receivable of $5.5 million (August 31, 2019 - $7.9 million), tax credits recoverable of $1.6 million (August 31, 2019 - $1.6 million), accounts payable and accrued liabilities to third parties of $10.4 million (August 31, 2019 - $7.1 million) and current portion of loans and other borrowings of $6.6 million (August 31, 2020 – nil). Accounts payable and accrued liabilities have contracted maturities of less than twelve months.

Management prepares budgets and cash flow forecasts to assist in managing liquidity risk. theScore has a history of operating losses and can be expected to generate continued operating losses and negative cash flows in the future while it carries out its current business plan to further develop and expand its business. theScore can utilize its cash and cash equivalents to fund its operating and development expenditures.

The Company has a $5.0 million revolving demand operating credit facility with a Canadian chartered bank. The credit facility is available for working capital purposes. The amount available on the operating facility is based on a percentage of the Company’s accounts receivable and those of certain of its subsidiaries. The operating facility is secured by substantially all of the assets of the Company and certain of its subsidiaries. At August 31, 2020, the Company could draw up to $2.9 million on this facility. The operating facility bears interest at the lenders prime rate plus 1.00% per annum. The operating facility is repayable on demand and is subject to certain financial covenants. As of August 31, 2020 the amount drawn on the facility is nil (August 31, 2019 – nil).

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In July 2020, the Company entered into a $6.25 million revolving term credit facility with the same Canadian chartered bank that maintains the Company’s $5.0 million revolving demand operating credit facility, supported by Export Development Corporation’s Business Credit Availability Program. The term credit facility is available to provide additional liquidity to the Company and to mitigate the impact of COVID-19 on the Company’s operations. The term credit facility is secured by substantially all of the assets of the Company and certain of its subsidiaries. The term credit facility bears interest rate at the lenders prime rate plus 2.00% per annum and is subject to a facility fee in respect of the EDC BCAP program of 1.80%. The term credit facility is repayable by July 15, 2021, is extendable for a further period of 364 days in certain circumstances and is subject to certain financial covenants. On July 24, 2020, the Company completed a drawdown of the revolving credit facility in the amount of $6.25 million.

While theScore can utilize its cash, cash equivalents and demand credit facility to fund its operating and development expenditures, it does not have access to other committed sources of funding, and depending upon the level of expenditures and whether profitable operations can be achieved, may be required to seek additional funding in the future.

Operations

Cash flows used in operating activities for the year ended August 31, 2020 were $22.8 million compared to $5.4 million in the same period of the prior year. The increase in cash flows used in operations was a result of increases in costs related to the Company’s sports betting operations, as well as the impact of COVID-19.

Financing

Cash flows provided by financing activities for the year ended August 31, 2020 was $67.1 million compared to $21.8 million in the same period in the prior year. On September 2, 2019 theScore closed a convertible debenture financing for gross proceeds of $40 million. On August 25, 2020, the Company closed a short-form bought deal prospectus offering of 38,500,000 Class A shares at a price per share of $0.65 for gross proceeds of $25.0 million.

Investing

Cash used in investing activities for the year ended August 31, 2020 was $8.2 million compared to $18.7 million in the same period in the prior year. The decrease in cash used in investing activities was due to investments in property and equipment, as well as intangible and other assets.

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Commitments

The Company has no debt guarantees, off-balance sheet arrangements or long-term obligations other than the agreements noted below.

theScore has the following firm commitments under agreements:

(in thousands of Canadian dollars)

	Not later than	Later than one year and	Later than five
	one year	not later than five years	years
Contractual commitments	9,154	18,989	83,958

The Company has entered into several new agreements relating to its sports betting operations which has increased future contractual commitments.

Convertible Debenture

On September 5, 2019, the Company completed a non-brokered financing of $40.0 million by way of issuance of convertible debentures (“convertible debenture”). The debentures carry an interest rate of 8.0%, payable in arrears, in equal semi-annual payments on the last day of February and August in each year commencing on February 29, 2020, with a maturity date of August 31, 2024, or the earlier date of redemption, repayment or conversion.

At the holder’s option, the debenture may be converted into Class A shares at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date and the business day immediately preceding the date fixed for redemption of the debenture. The conversion price will be $0.75 for each Class A Share, being a conversion rate of 1,333.3333 Class A Shares issuable for each one thousand dollars principal amount of the debenture, subject to adjustment in certain circumstances.

Subject to specified conditions, the debenture may be redeemed at the Company’s option at par plus accrued and unpaid interest at any time after August 31, 2023 if the volume weighted average trading price of the Class A Shares during the 20 trading days ending on the fifth trading day preceding the date on which notice of the redemption is given is not less than 125% of the conversion price, or if the principal sum of the debenture outstanding is $4.0 million or less.

Upon the occurrence of a change of control of the Company or the sale by the Company of its core assets, the Company will be required to make an offer to purchase the debenture at a price equal to 105% of the principal amount plus accrued and unpaid interest.

As a result of the income tax impact related to the convertible debenture and the recording of the deferred tax liability of $3,107, during the year ended August 31, 2020, the Company recorded a deferred tax recovery of nil and $3,107, respectively, related to operating loss carryforwards through the statement of operations, resulting in a net deferred tax asset/liability of nil at August 31, 2020.

Interest and accretion expense for the year ended August 31, 2020 was $4.6 million. As of August 31, 2020 the Company has elected to accrue unpaid interest of $3.2 million, to the principal sum outstanding of the debenture. This election results in a modification to the cash flows of the debenture, as such, the Company has recalculated the gross carrying amount of the financial liability which resulted in a $424 gain recorded through profit and loss.

Related Party Transactions

In Fiscal 2013, theScore entered into a lease for a property partially owned by John Levy, the Chairman and Chief Executive Officer of the Company. The aggregate rent paid during the year ended August 31, 2020 amounted to $40,000 (2019 - $40,000). The corresponding payable balances as at August 31, 2020 and August 31, 2019 was $2,000 and nil, respectively. These transactions are recorded at the exchange amount, being the amount agreed upon between the parties.

Financial Instruments and other instruments:

theScore has the following financial instruments: cash and cash-equivalents, accounts receivable, accounts payable and a convertible debenture. The Company’s financial instruments were comprised of the following as at August 31, 2020; cash and cash equivalents of $40.1 million; accounts receivable of $5.5 million; restricted cash related to customer deposits of $1.9 million; and accounts payable and accrued liabilities $10.4 million and convertible debenture of $29.6 million. Accounts receivable are carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost and are primarily comprised of short-term obligations owing to suppliers related to the Company’s operations.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The fair values of theScore's financial assets and liabilities, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities were deemed to approximate their carrying amounts due to the relative short-term nature of these financial instruments. The fair value of the convertible debenture was deemed to approximate the carrying amount due to the short passage of time between issuance date and the date of these interim financial statements and the risk factors for the Company remaining consistent within this period.

Customer concentration

As at August 31, 2020, two customers, a media agency and programmatic network, each had an accounts receivable balance exceeding 10% of the total accounts receivable balance (August 31, 2019 – one media agency). Concentration of these two customers, a media agency and a programmatic network, represented 13% and 13% of the accounts receivable balance, respectively (August 31, 2019 –19%).

For the year ended August 31, 2020, sales to one customer, a programmatic network, exceeded 10% of total revenue (year ended August 31, 2019 – a programmatic network). For the year ended August 31, 2020, concentration of this customer comprised 14% of total revenue (year ended August 31, 2019 –10%).

Use of Proceeds – 2019 Convertible Debenture Financing

On August 31, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with a fund managed and controlled by Fengate Asset Management (“Fengate”), pursuant to which the Company issued a convertible debenture to Fengate on September 5, 2019 for gross proceeds of $40.0 million and net proceeds of $37.0 million (the “2019 Convertible Debenture Financing”). The following is a tabular comparison of the use of proceeds disclosed in the Company’s MD&A for the fiscal year ended August 31, 2019 (the “2019 Annual MD&A”) and the actual use of the net proceeds by the Company subsequent to the 2019 Convertible Debenture Financing.

Use of Proceeds	Disclosed in the 2019 Annual MD&A	Net Proceeds and estimated use of 2019 Convertible Debenture Financing	Variance
	(Cdn$)
Sources:
Net proceeds of the 2019 Convertible Debenture Financing	$40,000,000	$36,969,204	$3,030,796
Total:	$40,000,000	$36,969,204	$3,030,796
Uses:
Use of cash for the growth and development of the Company’s media and sports betting businesses	$40,000,000	$25,878,443	$14,121,557
Balance for working capital and general corporate purposes(1)	N/A	$11,090,761	N/A
Total:	$40,000,000	$36,969,204	$3,030,796

1 Funds used for working capital and general corporate purposes indirectly support the growth and development of the Company’s media and sports betting businesses. In addition, the variability of various aspects of the growth and expansion of the Company’s sports betting business (including the enactment of enabling gaming legislation and regulations, negotiation of market access, applications for direct licensure and the receipt of required licenses and other regulatory approvals), and the impact this variability has on the Company’s ability to accurately predict the specific timing and need for funds, funds may be reallocated from time to time as permitted.

Use of Proceeds – 2020 Bought Deal Offering

The following is a tabular comparison of the use of proceeds disclosed in the Company’s short form prospectus dated August 19, 2020 (the “2020 Bought Deal Offering Prospectus”) qualifying the distribution of 38.5 million Class A shares (the “2020 Bought Deal Offering”) and the estimated use of the net proceeds by the Company subsequent to the 2020 Offering. The $23.6 million of actual net proceeds shown below includes the net proceeds from the partial exercise of the over-allotment option by the underwriters of the 2020 Offering.

Use of Proceeds	Disclosed in the 2020 Bought Deal Offering Prospectus	Net Proceeds and estimated use of 2020 Bought Deal Offering	Variance
	(Cdn$)
Sources:
Net proceeds of the 2020 Bought Deal Offering	$23,023,500	$23,610,426	$586,926
Total:	$23,023,500	$23,610,426	$586,926
Uses:
Working capital and general corporate purposes(1)	$23,023,500	$23,610,426	$586,926
Total:	$23,023,500	$23,610,426	$586,926

Consistent with the disclosures made in the 2020 Offering Prospectus, the increase in net proceeds resulting from the exercise of the over-allotment option, as a subsequent event on September 18, 2020, that was allocated to working capital and general corporate purposes.

Other than the increased funds for working capital and general corporate purposes disclosed above, to date, there have been no material variances in the estimated use of proceeds from the disclosures made in the 2020 Offering Prospectus.

1 General corporate purposes includes the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of the Score Bet and user acquisition and retention in jurisdictions where the Company is or will be operating.

Recent standards and amendments effective September 1, 2019:

(a) IFRS 16, Leases ("IFRS 16"):

Effective September 1, 2019, the Company adopted IFRS 16 which specifies the methodology to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

The Company leases office premises and equipment. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

The Company presents right-of-use assets in “property and equipment,” whereas lease liabilities are separately presented in the statement of financial position.

The Company recognizes a right-of-use asset and a lease liability at lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability.

The Company adopted IFRS 16 using a modified retrospective approach. Accordingly, comparative information presented for the year ended August 31, 2019 has not been restated. On transition to IFRS 16, the Company elected to apply the practical expedient approach to grandfather the assessment of which transactions are leases. The Company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease were not reassessed. The Company’s leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

At transition on September 1, 2019, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of lease payments at inception, discounted at the Company’s incremental borrowing rate. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

The Company has elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and

•	relied upon the Company’s assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at August 31, 2019 as an alternative to reviewing our right-of-use assets for impairment.

The Company has elected not to separate non-lease components and will instead account for the lease and non-lease component as a single lease component. In addition, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below (in thousands of Canadian dollars):

September 1, 2019
Right-of-use assets	$2,288
Current portion of lease liabilities	$860
Lease liabilities	$1,950

When measuring lease liabilities for leases that were classified as operating leases under IAS 17, the Company discounted lease payments using its incremental borrowing rate at September 1, 2019. The weighted average rate applied is 5.44%.

(in thousands of Canadian dollars)	September 1, 2019
Operating lease commitment at August 31, 2019 as disclosed in the Company’s 2019 consolidated financial statements	$2,999
Discounted using the incremental borrowing rate at September 1, 2019	$2,756
Adjustment for discounted amount of additional lease recorded	54
Lease liabilities recognized at September 1, 2019	$2,810

IFRS 16 replaces the straight-line operating lease expense recorded under IAS 17 with a depreciation charge for right-of-use assets and interest expense on lease liabilities, which resulted in a decrease in operating expenses, an increase in depreciation expense and an increase in finance costs.

The Company has applied judgment to determine the lease term for some lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized $2.3 million of right-of-use assets and $2.8 million of lease liabilities as at September 1, 2019. During the year ended August 31, 2020, the Company recognized depreciation of right-of-use assets of $0.7 million (2019 – nil), and finance cost of $0.1 million (2019 – nil).

The Company also made judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that the Company would have to pay for a loan of similar term, with similar security, to obtain asset of similar value.

Right-of-use assets and Lease liabilities

At inception of a contract, the Company assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes right-of-use assets and lease liabilities at the lease commencement date. After the initial adoption date, the right-of-use asset is initially measured at cost, which comprises:

•	The amount of the initial measurement of the lease liability;

•	Any lease payments made at or before the commencement date, less any lease incentives received;

•	Any initial direct costs incurred; and

•	An estimate of costs to dismantle or remove the underlying asset or restore the asset to the condition required by the terms and conditions of the lease.

Subsequent to initial measurement, right-of-use assets are measured at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use assets are depreciated on a straight-line basis over the term of the lease, or the estimated useful life of the right-of-use assets if the Company expects to obtain the ownership of the leased asset at the end of the lease. The lease term includes the non-cancellable period of the lease and optional renewable periods that the Company is reasonably certain to extend.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

After initial recognition, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase option, extension option or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of lease liability.

As a result of the launch of theScore Bet, the Company has adopted the following policy for gaming revenue recognition:

(b) Gaming Revenue Recognition

In sports-betting related transactions where the Company generates a net gain or loss on a bet which is determined by an uncertain future event, the transaction is within the scope of IFRS 9 (“Financial Instruments”). Revenue is recorded as the gain or loss on betting transactions settled during the period less, free bets, promotional costs, bonuses and fair value adjustments on open bets. The Company recognizes the gain or loss on a betting transaction as revenue when a bet is settled. The gain or loss is calculated as the total of sums bet less amounts paid out in respect of such bets when such bets are settled with the customer. Any open bets are accounted for as a derivative financial instrument carried at fair value through profit & loss (“FVTPL” instrument, with gains and losses on the open bets recognized in revenue.

Critical accounting estimates and judgements:

The preparation of these consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates. Key areas of estimation and judgment are as follows:

(i)            Measurement Uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained.

(ii)            Intangible assets:

Management's judgment is applied, and estimates are used, in determining whether costs qualify for recognition as internally developed intangible assets.

To be able to recognize an intangible asset, management must demonstrate the item meets the definition of an intangible asset in IAS 38. Management exercises significant judgment in determining whether an item meets the identifiability criteria in the definition of an intangible asset which, in part, requires that the item is capable of being separated or divided from the Company and sold, transferred or licensed either individually or together with a related contract or asset, whether or not the Company intends to do so. Judgment is required to distinguish those expenditures that develop the business as a whole, which cannot be capitalized as intangible assets and are expensed in the years incurred.

Also, to recognize an intangible asset, management, in its judgment, must demonstrate that it is probable that expected future economic benefits will flow to the Company and that the cost of the asset can be measured reliably. Estimates are used to determine the probability of expected future economic benefits that will flow to the Company. Future economic benefits include net cash flows from the sports betting app as well as net cash flows from future advertising sales, which are dependent upon the ability of the Company to attract users to its products and increase user engagement with its products, and may also include anticipated cost savings, depending upon the nature of the development project.

The Company capitalized internal product development costs during the years ended August 31, 2020 and 2019 for both new development projects and projects that, in management's judgment, represent substantial improvements to existing products. In assessing whether costs can be capitalized for improvements, management exercises significant judgment when considering the extent of the improvement and whether it is substantial, whether it is sufficiently separable and whether expected future economic benefits are derived from the improvement itself. Factors considered in assessing the extent of the improvement include, but are not limited to, the degree of change in functionality and the impact of the project on the ability of the Company to attract users to its products and increase user engagement with its products. Costs which do not meet these criteria, such as enhancements and routine maintenance, are expensed when incurred.

In addition, the Company uses estimation in determining the measurement of internal labour costs capitalized to intangible assets. The capitalization estimates are based upon the nature of the activities the developer performs.

Management's judgment is also used in determining appropriate amortization methods for intangible assets, and estimates are used in determining the expected useful lives of amortizable intangible assets.

(iii)            Tax credits:

Refundable tax credits related to expenditures to develop digital media products are recognized when there is reasonable assurance that they will be received and the Company has and will comply with the conditions associated with the relevant government program. Management's judgment is required in determining which expenditures and projects are reasonably assured of compliance with the relevant conditions and criteria and have, accordingly, met the recognition criteria.

(iv)            Impairment of non-financial assets:

An impairment test is carried out whenever events or changes in circumstances indicate that carrying amounts may not be recoverable and is performed by comparing the carrying amount of an asset or CGU and its recoverable amount. Management's judgment is required in determining whether an impairment indicator exists. The recoverable amount is the higher of fair value, less costs to sell, and its value in use over its remaining useful life.

This valuation process involves the use of methods which use assumptions to estimate future cash flows. The recoverable amount depends significantly on the discount rate used, as well as the expected future cash flows and the terminal growth rate used for extrapolation.

(v)            Programmatic Receivables

The Company estimates receivables pertaining to programmatic advertising revenues, based on the best information available at the recognition date. These estimates are trued up at the time of payment.

Amongst other factors, management considers the historic experience with the programmatic partner and the age of the outstanding balance.

(vi)            Allowance for doubtful accounts:

The valuation of accounts receivable requires valuation estimates to be made by management. These accounts receivable comprise a large and diverse base of advertisers dispersed across varying industries and locations that purchase advertising on the Company's digital media platforms.

The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience. A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in facilities, administrative and other expenses.

The loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition.

Subsequent Event

On September 18, 2020, the Company announced that the underwriters of the public offering partially exercised their over-allotment option, resulting in the issue of an additional 960,600 Class A shares of the Company at a price of $0.65 per Class A Share in exchange for $0.6 million of gross proceeds. Proceeds net of commissions, and other direct costs of the offering, were $0.6 million.